

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

      Re: **Cedar Shopping Centers, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009, June 30, 2009,
              and September 30, 2009
              File No. 001-31817

Dear Mr. Ullman:

      We have reviewed your response letter dated April 23, 2010, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

Item 8 – Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 44

Intangible Lease Asset/Liability, page 46

1.   We have read and considered your response and your disclosure regarding below market leases continues to remain unclear. You have revised your disclosure in the 10-Q for the quarter ended March 31, 2010, to state that the value of the below market lease renewal options is deferred until such time as the renewal option is exercised and subsequently amortized over the corresponding renewal period.

However, the value of below market lease renewal options should be accounted for at the beginning of the lease and be amortized over the entire lease period including the renewal period. Please advise.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant